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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 1)


                               (FINAL AMENDMENT)


                                  EASCO, INC.
                                (Name Of Issuer)

                                  EASCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   27033E103
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 TERRY D. SMITH
                                  EASCO, INC.
                             706 SOUTH STATE STREET
                               GIRARD, OHIO 44420
                                 (330) 545-4311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications on
                   Behalf of the Person(s) Filing Statement)

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                                    Copy to:

                             DAWN D. SCHILLER, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7610

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                                 JULY 22, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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     This Amendment No. 1 (this "Amendment") to the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on July 22, 1998 (the "Schedule 13E-4") relates to the offer by Easco, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $.01 per share (the "Shares"), at prices not in excess of $12.00 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. This Amendment constitutes the final amendment to the Schedule 13E-4 in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to Schedule 13E-4.



ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 8. ADDITIONAL INFORMATION.


     Items 4 and 8(e) of the Schedule 13E-4 are hereby amended and supplemented to add the following information:



     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 18, 1998. A total of 1,324,616 Shares were properly tendered pursuant to the Offer at or below $11.50 per Share. In accordance with the terms of the Offer, the Company accepted for purchase and purchased 1,022,312 Shares at a purchase price of $11.50 per Share. Of the 1,324,616 Shares tendered at or below $11.50 per Share, odd-lots totaling 171 Shares were purchased in their entirety. The remaining 1,324,445 Shares tendered at or below $11.50 per Share were purchased by the Company on an approximately 77% pro rata basis. After the application of the proration factor and pursuant to the terms of the Offer, the Company also accepted for purchase and purchased an additional 486 Shares representing odd-lots created as a result of proration. The 1,022,798 shares purchased pursuant to the Offer represented approximately 9.7% of the 10,510,839 Shares outstanding as of August 24, 1998.



     On August 19, 1998, the Company issued two press releases announcing the preliminary results of the Offer and on August 25, 1998, the Company issued a press release announcing the final results of the Offer. Copies of the press releases issued by the Company on August 19, 1998 and on August 25, 1998 are attached hereto as Exhibits (a)(10), (a)(11) and (a)(12), respectively, and are incorporated herein by reference.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.



     Item 9 of the Schedule 13E-4 is hereby amended and supplemented to add the following exhibits:



     (a)(10)  Press Release dated August 19, 1998.



     (a)(11)  Press Release dated August 19, 1998.



     (a)(12)  Press Release dated August 25, 1998.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 1, 1998                  EASCO, INC.


                                          By: /s/ NORMAN E. WELLS, JR.
                                            ------------------------------------
                                            Name: Norman E. Wells, Jr.
                                            Title:President and Chief Executive
                                                  Officer

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                                 EXHIBIT INDEX



  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
 (a)(10)      Press Release dated August 19, 1998.

 (a)(11)      Press Release dated August 19, 1998.

 (a)(12)      Press Release dated August 25, 1998.